" EXEMPTION No. 82-3998 "

Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

SUPPL

Ref.:
Erik Thuestad, Investor Relations, Tel.: +47 2254 4425

Date: 2 January 2003

03003028

ORK – Trade subject to notification own shares

Orkla ASA has on 30 December 2002 bought 100,000 Orkla shares at a price of NOK 118.18 per share. A broker has executed the transaction.

Orkla's total shareholding of own shares after this transaction is 8,005,282.

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